Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Inter & Co, Inc.

CIK No. 0001864163

Subject Company: Banco Inter S.A.

Date: May 6, 2022

Registration Statement File Number: 333-260701

Announcement Regarding the Corporate Reorganization

On May 6, 2022, Banco Inter S.A., a Brazilian corporation (“Inter”), published an announcement and a presentation both in connection with the transaction to transfer the shareholder base of Inter to Inter & Co, Inc. (“Inter & Co”)(the “Corporate Reorganization”). The registration statement with respect to the transaction described has been file with the SEC with the file number 333-260701.

Free translations into English of the documents described above (Exhibits I and II hereto) are attached to this document.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Inter & Co may file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information

In connection with the Corporate Reorganization, Inter & Co has filed with the SEC a registration statement for the Inter & Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

Forward-Looking Statements

Statements contained in this communication (or documents it incorporates by reference) that are not facts or historical information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter & Co and Inter; convictions related to value creation as a result of the proposed transaction involving Inter & Co and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter & Co and Inter. In some cases, terms such as estimate, project, anticipate, plan, believe, may, expectation, anticipate, intend, planned, potential, could, will/shall and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter & Co’s and Inter’s expectations and convictions about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones.

EXHIBIT I

BANCO INTER S.A.

Publicly-Held Company with Authorized Capital (Category "A") - CVM Code 24406

CNPJ/ME No. 00.416.968/0001-01

NIRE: 31.300.010.864

NOTICE TO MARKET

MANAGEMENT PROPOSAL RESUBMISSION

BANCO INTER S.A. (B3: BIDI3, BIDI4, BIDI11) ("Inter"), informs its shareholders and the market in general that, as of this date, Inter resubmitted the Manual for Participation and Management Proposal (“Management Proposal”) for the Extraordinary General Shareholders’ Meeting to be held on May 12th, 2022 at 10:30 a.m. Brazil time (GMT-3) (“EGM 05.12.2022”).

The purpose of the resubmission is to update information about the exercise of withdrawal rights to which shareholders are entitled to as a result of the resolutions to be taken at the EGM 05.12.2022. The Management Proposal was amended to reflect the right of dissenting shareholders to request a special balance sheet, pursuant to article 45 of Law No. 6.404, of December 15, 1976 (“Corporations Act”)

The updated Management Proposal and other documents pertaining to the EGM 05.12.2022 are available to shareholders at Inter's headquarters, at the Investor Relations Department, at Avenida Barbacena 1,219, Belo Horizonte/MG, by e-mail ri@bancointer.com.br, on Inter's website (http://ri.bancointer.com.br) and on the websites of the Brazilian Securities Commission (http://www.gov.br/cvm) and of B3 S.A. - Brasil, Bolsa, Balcão (http://www.b3.com.br).

This Notice is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful absent registration or qualification under the securities laws of such jurisdiction.

Statements contained in this Market Announcement (or the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, include statements regarding the proposed transaction involving Inter&Co and Inter; beliefs relating to value creation as a result of the proposed transaction involving Inter&Co and Inter; the intended timetable for completion of the transaction; benefits and synergies of the transaction; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter&Co and Inter. In some cases, terms such as "estimate," "project," "forecast," "plan," "believe," "may," "expect," "anticipate," "intend," "planned," "potential," "could," "will" and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on Inter&Co's and Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current results.

1

Belo Horizonte, May 6, 2022.

HELENA LOPES CALDEIRA

CFO AND INVESTOR RELATIONS DIRECTOR

ADDITIONAL INFORMATION TO US INVESTORS: This material fact is being released in connection with the proposed Corporate Reorganization involving Inter and Inter&Co. In connection with the Corporate Reorganization, Inter&Co has filed with the SEC a post-effective amendment to the registration statement for the Inter&Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION.

The registration statement on form F-4 and prospectus, as amended as well as other filings containing information on the Inter&Co and the Corporate Reorganization are available free of charge on the SEC's website (www.sec.gov).

EXHIBIT II

Corporate Reorganization Investor Presentation April, 2022

Disclaimer This presentation is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. this presentation does not constitute, and may not be relied in any manner as legal, tax, investment, regulatory, accounting or other advice on, about or in relation to Inter&Co, Inc. ,nor does this constitute any recommendation regarding any securities. This presentation is being made in connection with a proposed corporate reorganization involving Inter&Co, Inc. and Banco Inter S.A. (“Inter”). In connection with the corporate reorganization, Inter&Co, Inc. has filed with the SEC a registration statement on Form F-4 for the Inter&Co shares to be issued in the context of the Corporate Reorganization. BEFORE TAKING ANY VOTING OR INVESTING DECISION, SHAREHOLDERS OF INTER SHOULD CAREFULLY READ ALL OF THE REGISTRATION STATEMENT ON FORM F-4 AND PROSPECTUS REGARDING THE CORPORATE REORGANIZATION AND ANY OTHER RELEVANT DOCUMENTS, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE CORPORATE REORGANIZATION. The registration statement on form F-4 and the related prospectus, as well as other filings containing information on Inter&Co and the Corporate Reorganization, are available free of charge at the SEC’s website (www.sec.gov). This presentation contains forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transaction involving Inter&Co and Inter; expectations related to value creation as a result of the proposed transaction involving Inter&Co and Inter; the intended schedule for completing the operation; benefits and synergies of the operation; and any other statements regarding the future beliefs, expectations, plans, intentions, financial condition or performance of Inter&Co and Inter. In some cases, terms such as “estimate”, “project”, “anticipate”, “plan”, “believe”, “may”, “expectation”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will/shall” and similar terms, or the negative of these expressions, may identify forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the proposed transaction, including the timing. These forward-looking statements are based on Inter&Co’s and Inter’s expectations about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. 2

Agenda Overview of the Corporate Restructure 1 Key Questions 3 Transaction Rationale 2

Overview of the Proposed Transaction 4 ü The transaction objective is to migrate Inter’s shareholder base into Nasdaq ü The Nasdaq listed entity will be Inter & Co Inc. (“Inter & Co”), with Inter becoming an indirect wholly owned subsidiary ü Inter & Co will have two classes of shares with exact same economic rights: ü Class A Common Shares, with 1 vote per share, that will be listed on Nasdaq and BDRs listed on B3; and ü Class B Common Shares, with 10 votes per share, that will be fully owned by Inter’s controlling shareholders and will not be not be listed in any exchange ü Inter shareholders will receive BDRs that can be converted into Class A shares ü Inter shareholders as of April 14th, can also opt to be cashed out (US$6.45 per share or R$19.35 per unit), up to a maximum amount of 10% of the Free Float (equivalent to approx. R$1.15 billion). If the cash out exceed this value there will be a proration and the excess will be delivered in BDRs ü The transaction requires a simple majority shareholder approval at an extraordinary general meeting of the outstanding Inter shares including common and preferred shares (not including considering the controlling shareholders, related parties and management), provided that at least 2/3 of Inter’s total capital stock and 20% of minority shareholders are present in present in first call

Structural Enhancements

	Conversion Ratio	Cash Option Price	Eligible Shareholders	Cash Out Limit	Softbank Voting Right
Current Offer	1 Inter&Co BDR = any combination of **6 Inter** shares (BIDI3 and/or BIDI4) 1 Inter&Co BDR = **2 Inter units** (BIDI11)	Any combination of 6 Inter shares (BIDI3 and/or BIDI4) = **R$38.70 + CDI** 2 units Inter = **R$38.70 + CDI**	Only "Eligible Shareholders" can partipate in the cash out option Eligible Shareholders are defined as those who owned Inter's shares **on April 14th 2022,** limited to amount of shares ownedat that date	**Cash out limit of approx. R$1.15Bn** If the cash out demand exceeds R$1.15 Bn, the allocation will be done on a pro-rata basis, with the balance being granted in BDRs	Softbank quorum and vote **is authorized to count** for the approval of the transaction
Prior Offer	1 Inter&Co BDR = any combination of **3 Inter** shares (BIDI3 andor BIDI4) 1 Inter&Co BDR = **1 Inter units** (BIDI11)	Any combination of 3 Inter shares (BIDI3 and/or BIDI4) = **R$45.84 + CDI** 1 units Inter = **R$45.84 + CDI**	All shareholders of Inter who owned the stock by the cut-off date of the option period	Transaction was conditioned to maximum **cash out of R$2Bn**	Softbank quorum and vote was **not authorized to count** for the approval of the transaction
Structural Enhancements		✓ Transaction reflects current trading level of Inter's shares	✓ Cash out option now focused on longlasting shareholders of Inter	✓ Priority given to conversion into Nasdaq, while preserving some Cash out optionality	-

5

Proposed Structure



BEFORE
Hottaire
Costellis
(Controlling Shareholders)
SoftBank
Inter & Co
(Cayman)
100%
Offshore
Brazil
Inter Holding Financeira S.A.
Free Float Brazil
inter
(Listed Company)
AFTER
SoftBank
Hottaire
Costellis
(Controlling Shareholders)
Class A Shares
Class B Shares
Nasdaq
Free Float U.S.
Inter & Co
(Cayman - NASDAQ Listed)
New LLC
(Delaware)
Offshore
Brazil
100%
Free Float Brazil
Inter Holding Financeira S.A.
100%
inter
(Not a Listed Company)

The Proposed Transaction:

- The proposed transaction will consist of two steps:

1. Each Inter share outstanding immediately prior to the completion of the proposed transaction will be automatically contributed into Inter Holding Financeira S.a. (HoldFin) in exchange for newly issued mandatorily redeemable preferred shares of HoldFin. Inter will become an indirect wholly owned subsidiary of Inter&Co

2. HoldFin will redeem all of its Class A redeemable shares and deliver cash and/or Inter&Co BDRs and/or to each holder

   1. The BDRs may be cancelled immediately thereafter, if such holder wants to receive the Inter&Co Class A Common Shares

   2. Eligible holders who choose to receive the cash option will be paid, subject to proration

Exchange Ratios:

- 1 BDR = 6 (1:6) Inter shares (ON/PN)
- 1 BDR = Inter unit (1:2)
- Cash out = R$38.70 per 2 units or R$6.45 per share

6

Agenda Overview of the Corporate Restructure 1 Key Questions 3 Transaction Rationale 2 7

Strengthening Position as a Global Technology Company 1 Become Listed in the Most Prestigious Global Venue for Tech Companies 2 10:1 Voting Structure Unlocks Inter’s Long Term Growth Plan 4 Enhance Valuation Methodology Aligned with Global Technology Peers 5 Transaction Merits & Rationale Governance Improvements 3 Provide Greater Liquidity and Coverage to our Investor Base 6 8

Strengthening Position as a Global Technology Company

The Largest Tech Companies Are Listed in US

US Listed

d·local, PagSeguro, VTEX, Globant, arco, nu, stone co., Afya, XP inc., CI&T, mercado libre

Local Listed

sequoia, TOTVS, intelbras, ClearSale, via, MOBLY, eletromidia, locaweb, POSITIVO TECNOLOGIA, MULTILASER, TICKETS FOR FUN, Getnet, americanas, Méliuz, ALLIED, BEMOBI, WESTWING, BoaVista SCPC, TC, wiz, dotz, sinqia, GetNinjas, Neogrid, infra.commerce, magalu, WDC, cielo, CSU, enjoei



27%
73%
81%
19%
# of Companies
Market Cap

Sources: Factset on April 14th, 2022

(1) US Tech Listed Considers: Dlocal, Pagseguro, Stone, XP, Nu, Meli, VTEX, Globant, Arco, Afya and CI&T. BR Listed Tech Considers: Boa Vista, Dotz, Cielo, Getnet, Wiz, Americanas, Bemobi, Enjoei, Infracommerce, Getninjas, Magalu, Mobly, Meliuz, Sequoia, Via, Westwing, Tickets4fun, Traders Club, Locaweb, Totvs, Neogrid, Positivo, Sinqia, Intelbras, Multilaser, Eletromidia, Allied, Clear Sale, Livetech, CSU Cardsystem

9

Strengthening Position as a Global Financial Technology Company Several World’s Disruptors Are Listed on Nasdaq Consumer Electronics Software E-commerce Car Brand Search Engine Social Media Streaming Media 1 10

72% 22% 21% 16% 7% 4% % of Exchanges Aggregate Market Cap from Tech Companies(1,2) % Sources: Bloomberg on April 14th, 2022 (1) Does not considers ETFs (2) Considers tech companies listed as information technology at Bloomberg and technology companies above $10bn market capitalization 2 Become Listed in a Prestigious Global Venue for Tech Companies Nasdaq is the Home for the Largest Amount of Tech Equity in the World 536 311 242 207 166 35 3,55 4 2,97 2 2,56 0 1,862 1,397 411 # of tech companies # of listed companies 11

Board Independence Explicit Tag Along Enhancement Disclosure & Board Committees Creation IR at Inter&Co Level Actual New Structure § Creation of a Audit committee at Inter&Co level composed of three independent directors in addition to Inter’s current audit committee § Creation of a ESG Committee composed by executives and 3 directors, which 2 are independent § Additional diversity resepresentative to the board of directors, in addition to the current one § In the case of a potential sale of control from Class B shareholders, the acquiror shall not have 10:1 voting rights, except for a transfiree compromised to make a tender offer § Class A common shares shall have the right to receive at least the same per share consideration paid to the holders of Class B Common Shares § In the case of a potential sale of Inter, minority stakeholders have the right to sell at the same conditions as the controller shareholder 3 Governance Improvements Best-in-Class Governance Subject to US Reporting Obligations and to SEC Oversight Santiago Stel +17 year of experience § US Based Investor Relations Officer responsible for a close relationship with investors and best- in-class disclosure § Office led by Market Executive Santiago Stel, with more than 17 years of experience working with LatAm banks, fintechs, M&A and capital raise via equity and debt Independent Board members 4 / 9 Independent Board members (in a year) ≥50% 12

4

10:1 Voting Structure Unlocks Inter's Long Term Growth Plan

Super Voting Structure Allows Inter to Increase Capitalization and Is Aligned with Recent Tech Precedents

Capital Structure

Post Transaction

Controlling Shareholders Stake[1,2]

Voting: ~78.9%

Economic: ~27.2%

Additional Capacity to Raise Capital Without Change of Control[1,2]

USD ~14.2bn

Current Structure

Controlling Shareholders Stake

Voting: 53.1%

Economic: 31.1%

Additional Capacity to Raise Capital Without Change of Control[2]

USD 460mm

According to Bacen regulation, Brazilian banks must have a controlling group with +50% voting rights

Super Voting Structures Are Dominant Among LatAm US Listed Companies

10:1 Super Voting	Other Super Voting Structures	No Super Voting
XP Inc.	nu (20:1)	mercado libre
stone co.	d·local (5:1)	Globant
PagSeguro		
VTEX		
CI&T		
arco		
Afya		

+80% of US Listed LatAm Companies Have Super Voting Structures

+75% of Super Voting Structures are 10:1

Sources: Dealogic and Bloomberg.

1. Considers no cash redemption. Controlling group considers HoldFin Stake at Banco Inter at current structure and Costellis International Stake at Inter&Co post transaction as Hottaire International will no longer compose the controlling group
2. Change of control means reduction of controlling shareholders' voting power to less than 50%. Maximum capital raised calculated based on public information considering the emission of new shares up to controlling shareholders have 50% + 1 voting power. Considers post transaction, controlling shareholders will receive 10x1 supervoting shares and all other ON, PN and unit holders will receive Class A Common Shares

13

5 Enhance Valuation Methodology Aligned with Global Technology Peers Most Sophisticated Investors From Global Venues Are Used to Metrics That Attribute More Value to Long Term Growth • P / BV • P/ NTM E • ROE vs. P/BV • DDM / Residual Income • EV / 2yr FWD Revenues • EV / 2yr FWD Gross Profit • EV/ Sales • EV / Client Examples Examples Banks Valuation Methodology Technology Valuation Methodology LatAm Tech US Listed vs B3 Tech(1) EV/Sales NTM LatAm Tech US listed companies have better rating Sources: Factset on April 14th, 2022 (1) US Tech Listed Considers: Dlocal, Pagseguro, Stone, XP, Nu, Meli, VTEX, Globant, Arco, Afya and CI&T. BR Listed Tech Considers: Boa Vista, Dotz, Cielo, Getnet, Wiz, Americanas, Bemobi, Enjoei, Infracommerce, Getninjas, Magalu, Mobly, Meliuz, Sequoia, Via, Westwing, Tickets4fun, Traders Club, Locaweb, Totvs, Neogrid, Positivo, Sinqia, Intelbras, Multilaser, Eletromidia, Allied, Clear Sale, Livetech, CSU Cardsystem 4,9x 1,1x 0,0x 2,0x 4,0x 6,0x 8,0x 10,0x 12,0x Apr-21 Jun-21 Aug-21 Oct-21 Dec-21 Feb-22 Apr-22 LatAm US Tech Listed B3 Tech 14

6 Provide Greater Liquidity and Coverage to Our Investor Base

US Companies Have Larger Investor Pool and Better Coverage by Local Research

More Liquidity

B3 BRASIL BOLSA BALCÃO

ADTV 90d/ Free Float

1.1%

Nasdaq

ADTV 90d/ Free Float

2.5%

Average Liquidity is 2.3x Larger in Nasdaq than in B3

Greater Coverage

BR Tech Listed	US Tech Listed
Average of Analysts Coverage	Average of Analysts Coverage
4	10

US Listing Enhance Research Coverage Awareness

Sources: Factset on April 18th, 2022

(1) US Tech Listed Considers: Dlocal, Pags, Stone, XP, Nu, Meli, VTEX, Atento, Globant, Arco, Afya, Vasta, CI&T and Zenvia. BR Listed Tech Considers: Inter, Boa Vista, Dotz, Cielo, Modal, Getnet, Wiz, Americanas, Bemobi, Enjoei, Infracommerce, Getninjas, Magalu, Mobly, Meliuz, Sequoia, Via, Westwing, Tickets4fun, Traders Club, Locaweb, Totvs, Neogrid, Positivo, Sinqia, Intelbras, Multilaser, Eletromidia, Allied, Clear Sale, Livetech, CSU Cardsystem

15

Overview of the Corporate Restructure 1 Agenda Key Questions 3 Transaction Rationale 2

When and where? • Date: May 12, 2022 @ 10:30 AM (Brasília time) • The Meeting will be held exclusively digitally via the electronic system to be made available by Inter, shareholders being able to participate and vote through the electronic system How to participate? • Accreditation must be carried out within two (2) days before the date of the EGM, by May 10, 2022 (inclusive), by accessing the link https://www.tenmeetings.com.br/assembleia/portal_/#/?id=B75D36239481%E2%80%8B Who is able to participate? • All shareholders are eligible to vote on all matters stated below, including those underlying the deposit certificates issued by Inter (units) • Controlling shareholder and management will abstain from voting In case of any questions • You may call +55 (31) 2138-7974 or email at ri@bancointer.com.br or inter@investor.morrowsodali.com If approved, what will the investor receive? • Option a: One Inter&Co BDR for each three (1:6) Inter Shares (ON/PN) and one Inter&Co BDR for each two Inter Unit (1:2) • Option b: (only to eligible shareholders, subject to proration) if elected to receive Cash Redeemable Shares will receive a cash payment in the amount of R$19.35 per unit or R$6.45 per share • Cut Off Date: April 14, 2022 • The period to elect to receive cash redeemable shares is from May/13 ending on May/20 • If an eligible shareholder fails to exercise the cash out option in the decision period, do not comply with the procedures to be disclosed by Inter for the exercise of such options or, further, do not exercise the withdrawal right, it will be assumed that the BDRs option was chosen • Following closing date, fractions BDRs held by Investors will be, made whole, sold in B3 and cash proceeds delivered to each shareholder pursuant to their fractional interest • For those who opt for the cash out, the portion of Inter’s shares that will be redeemed in cash will be restricted for negotation until the closing. The BDRs portion, even if resultant from the proration can vote The “Must Know” Questions What will be discussed? • Approve the Merger of Shares, in the context of the Corporate Reorganization • Ratify the hiring of PwC and KPMG to prepare valuation reports required by the Corporate Reorganization and approve such reports; • Validate the Merger Protocol, which contains all the terms and conditions of the Merger of Shares; • Authorize Management to take all necessary measures to implement the resolutions that may be approved at the Meeting; 17